Exhibit 99.175

mCloud Announces Closing of $14.49 Million Public Offering Including Exercise of Over-Allotment Option

/NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

  Fully subscribed offering includes high-profile U.S. and Canadian institutional investors
  Majority of subscribers are new investors to mCloud

VANCOUVER, BC, April 15, 2021 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, artificial intelligence ("AI") and analytics is pleased to announce the closing of its previously announced public offering of 6,900,000 units of the Company (the "Units"), which includes 900,000 Units issued pursuant to the exercise in full of the 15% over-allotment option, at a price of $2.10 per Unit, for aggregate gross proceeds to the Company of $14,490,000 (the "Offering"). The Offering was led by ATB Capital Markets Inc. (the "Agent" or "ATB"). A.G.P./Alliance Global Partners acted as U.S. sub-agent to ATB in connection with the Offering.

Each Unit consists of one common share (a "Unit Share") and one common share purchase warrant of the Company (each common share purchase warrant, a "Warrant"). Each Warrant will entitle the holder thereof to acquire one Common Share ("Warrant Share") at an exercise price of $2.85 per Warrant Share at any time prior to 5:00 p.m. (Mountain Standard Time) on the date that is 36 months following the closing of the Offering, subject to adjustment in certain events.

The Company expects to use the net proceeds of the Offering to advance the Company's Alberta-led ESG and oil and gas decarbonization agenda, including the commercialization of its new AssetCare™️ fugitive gas and leak detection solution, as well as to grow its business in the Middle East and Southeast Asia, and for working capital and general corporate purposes.

"We are very pleased with the interest we have received in this financing, with most of the participation coming from new institutional investors", said Russ McMeekin, mCloud President and CEO. "Our ESG agenda in Alberta, in collaboration with a variety of organizations across the province, has accelerated greatly since we first announced our engagement with Invest Alberta Corporation in February, due in part to the positive reception our new mobile fugitive gas emissions solution is experiencing among oil and gas customers and ESG stakeholders across the province."

The TSX Venture Exchange (the "TSXV") has conditionally approved the listing of the Unit Shares and the Warrant Shares on the TSXV.

The Offering was completed (i) in certain of the provinces of Canada, other than Quebec, by way of a prospectus supplement (the "Prospectus Supplement") to the Company's short form base shelf prospectus dated April 28, 2020 for Nunavut and its amended and restated short form base shelf prospectus dated April 28, 2020 in the provinces of Canada (together, the "Base Shelf Prospectus"), and (ii) on a private placement basis in the United States to persons who are either (A) "qualified institutional buyers", as such term is defined in Rule 144A under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or (B) "accredited investors", as such term is defined in Rule 501(a) of Regulation D ("Regulation D") promulgated under the U.S. Securities Act, and, in each case, in compliance with Rule 506(b) of Regulation D and applicable U.S. state securities laws.

Copies of the Prospectus Supplement and the Base Shelf Prospectus are available on the Company's profile on SEDAR at www.sedar.com.

The securities referenced herein have not been, and will not be, registered under the U.S. Securities Act, or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This news release shall not constitute an offer to sell or the solicitation of an offer to buy any such securities in the United States, nor shall there be any sale of any such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 59,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein includes, but is not limited to, information related to the proposed use of proceeds of the Offering.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading "Risk Factors" in the Company's annual information form dated April 12, 2021 and in the Prospectus Supplement. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. A number of risks, uncertainties and other factors could cause actual results to differ materially from the results discussed in the forward-looking information contained herein.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions, including, but not limited to the following: the Company will remain in compliance with regulatory requirements; the Company will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business; key personnel will continue their employment with the Company and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner; and general economic conditions and global events, including the impact of COVID-19.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2021/15/c4009.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 09:38e 15-APR-21